GATX Corporation 222 West Adams Street Chicago, Illinois 60606	Peter J. Falconer Associate General Counsel, Corporate Securities Tel: 312.621.8086 Fax: 312.499.7265 peter.falconer@gatx.com

October 12, 2012

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GATX Corporation
Form 10-K for the year ended December 31, 2011
Filed February 24, 2012
File No. 001-02328

Dear Ms. Cvrkel:

On behalf of GATX Corporation (the “Company”), I am responding to the comment letters dated September 27, 2012, and October 11, 2012, with respect to the above-referenced filing. Notwithstanding the Staff’s request that the Company respond to the comment letters within 10 business days after the September 27th letter, due to timing constraints related to the filing of our Form 10-Q, we hereby confirm that the Company expects to respond on or about November 9, 2012.

If you have any questions or comments, or if you require any additional information, please call me at (312) 621-8086.

Sincerely yours,

/s/ Peter J. Falconer
Peter J. Falconer
Associate General Counsel,
Corporate Securities